SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

April 15, 2008

(Commission File Number: 001-10579)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of Registrant as specified in its Charter)

TELECOMMUNICATIONS COMPANY OF CHILE
(Translation of Registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ______ No ___X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___N/A___

Compañía de
Telecomunicaciones de Chile S.A.
Providencia 111, Santiago de Chile
Phone: (56-2) 6912020

ORD. N° 54

ANT.: Article 9, second paragraph. Article 10
Law No. 18,045, General Regulation Norm No. 30
and Circular letter No. 687 by S.V.S.

MAT.: Report Material Fact

Santiago, April 14, 2008

FROM: BOARD OF DIRECTORS' SECRETARY COMPANÍA DE TELECOMUNICACIONES DE CHILE S.A.

TO: MR. SUPERINTENDENT OF SECURITIES AND INSURANCE

Pursuant to the provisions relating to the above-mentioned regulations, and duly empowered, I hereby attach the Material Fact: distribution of dividends and capital decrease.

Sincerely,

      /s/ Cristián Aninat Salas
CRISTIÁN ANINAT SALAS
SECRETARY

Distribution
Santiago Trade Exchange, Stock Exchange
Chilean Electronic Stock Exchange, Stock Exchange
Brokers Exchange, Valparaiso Stock Exchange
Risk Rating Commission

MATERIAL FACT REPORT

Payment of dividends and capital decrease

I IDENTIFICATION OF ISSUER

Compañía de Telecomunicaciones de Chile S.A. Registration at the Securities Registry N°0009

II PROVISIONS REGULATING INFORMATION

In accordance with the provisions of Article 9 and second paragraph of Article 10 of Law No. 18,045 of the Securities Market, under letter B, section II, of the General Regulation Norm No. 30 and under item II of Circular No. 687 issued by the Superintendency of Securities and Insurance, the following Material Fact is reported.

III DETAIL OF MATERIAL FACT

1.- It is reported that on April 14, 2008, the Ordinary Shareholders' Meeting agreed the following:

a) Distribute 46.52% of the fiscal year earnings by paying a definite dividend of $5.27606 per share, to be paid on May 14, 2008.

2- It is reported that the Extraordinary Shareholders' Meeting, held on April 14, 2008 agreed on the following:

a) To decrease the capital stock in the amount of $39,243,440,485- maintaining the same number of shares issued by the company, which means to pay $ 41 per share and enables the Board of Directors to set the date for payment to the shareholders.

b) To amend the Bylaws in connection with the aforementioned agreements.

      /s/ Cristián Aninat Salas
CRISTIÁN ANINAT SALAS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2008

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By:	/S/ Isabel Margarita Bravo C.
Name: Isabel Margarita Bravo C. Title: Financial Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.